# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fastly, Inc., CIK 0001517413
CUSIP: 31188V100
Title of class of securities: Class A Common Stock, par value $0.00002 per share
Address of issuer's principal executive offices: 475 Brannan Street, Suite 300, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-038136
Filed by CIK 0001769490

## Reporting persons
- Per Artur Bergman: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 7,111,164; shared voting power 0; sole dispositive power 7,111,164; shared dispositive power 0; aggregate amount beneficially owned 7,111,164 (4.69% of the class)
  Comment: Consists of (i) 2,225,372 shares of Class A common stock held by Mr. Bergman, (ii) 2,500,558 shares of Class A common stock held by The Per Artur Bergman Revocable Trust, of which the reporting person is settlor, sole trustee, and sole beneficiary, (iii) 840,005 shares of Class A common stock held by The Artur Bergman Remainder Trust One DTD 5/2/2019, of which the reporting person is the investment advisor, (iv) 109,686 shares of Class A common stock held by The Artur Bergman Remainder Trust Three DTD 5/2/2019, of which the reporting person is the investment advisor, (v) 50,481 shares of Class A common stock held by The Per Artur Bergman Grantor Retained Annuity Trust No. 3, of which the reporting person is trustee, (vi) 792,998 shares of Class A common stock held by The Per Artur Bergman Grantor Retained Annuity Trust No. 4, of which the reporting person is trustee, (vii) 156,521 shares of Class A common stock held by The PAB 2021 Remainder Trust, of which the reporting person is the investment advisor, (viii) 59,083 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2025 and (ix) options to purchase 376,460 shares of Class A common stock, which are exercisable within 60 days of December 31, 2025. The percent of class was calculated based on 151,537,271 outstanding shares of Class A common stock as of December 31, 2025.
- The Per Artur Bergman Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 2,500,558; shared voting power 0; sole dispositive power 2,500,558; shared dispositive power 0; aggregate amount beneficially owned 2,500,558 (1.65% of the class)
  Comment: The percent of class was calculated based on 151,537,271 outstanding shares of Class A common stock as of December 31, 2025.
- The Artur Bergman Remainder Trust One DTD 5/2/2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 840,005; shared voting power 0; sole dispositive power 840,005; shared dispositive power 0; aggregate amount beneficially owned 840,005 (0.55% of the class)
  Comment: The percent of class was calculated based on 151,537,271 outstanding shares of Class A common stock as of December 31, 2025.
- The Artur Bergman Remainder Trust Three DTD 5/2/2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 109,686; shared voting power 0; sole dispositive power 109,686; shared dispositive power 0; aggregate amount beneficially owned 109,686 (0.07% of the class)
  Comment: The percent of class was calculated based on 151,537,271 outstanding shares of Class A common stock as of December 31, 2025.
- The Per Artur Bergman Grantor Retained Annuity Trust No. 3: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 50,481; shared voting power 0; sole dispositive power 50,481; shared dispositive power 0; aggregate amount beneficially owned 50,481 (0.03% of the class)
  Comment: The percent of class was calculated based on 151,537,271 outstanding shares of Class A common stock as of December 31, 2025.
- The Per Artur Bergman Grantor Retained Annuity Trust No. 4: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 792,998; shared voting power 0; sole dispositive power 792,998; shared dispositive power 0; aggregate amount beneficially owned 792,998 (0.52% of the class)
  Comment: The percent of class was calculated based on 151,537,271 outstanding shares of Class A common stock as of December 31, 2025.
- The PAB 2021 Remainder Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 156,521; shared voting power 0; sole dispositive power 156,521; shared dispositive power 0; aggregate amount beneficially owned 156,521 (0.1% of the class)
  Comment: The percent of class was calculated based on 151,537,271 outstanding shares of Class A common stock as of December 31, 2025.

## Item 1. Issuer
Name of issuer: Fastly, Inc.
Address of issuer's principal executive offices: 475 Brannan Street, Suite 300, San Francisco, CA 94107

## Item 2. Person Filing
Name of person filing:
Per Artur Bergman
The Per Artur Bergman Revocable Trust ("Revocable Trust")
The Artur Bergman Remainder Trust One DTD 5/2/2019 ("Trust One")
The Artur Bergman Remainder Trust Three DTD 5/2/2019 ("Trust Three")
The Per Artur Bergman Grantor Retained Annuity Trust No. 3 ("Annuity Trust No. 3")
The Per Artur Bergman Grantor Retained Annuity Trust No. 4 ("Annuity Trust No. 4")
The PAB 2021 Remainder Trust ("Remainder Trust")
Address of principal business office or, if none, residence:
c/o Fastly, Inc.
475 Brannan Street
Suite 300
San Francisco, CA 94107
Citizenship:
Per Artur Bergman - Sweden
Revocable Trust - Colorado
Trust One - Delaware
Trust Three - Delaware
Annuity Trust No. 3 - Colorado
Annuity Trust No. 4 - Colorado
Remainder Trust - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Per Artur Bergman: /s/ Per Artur Bergman, Per Artur Bergman (02/12/2026)
- The Per Artur Bergman Revocable Trust: /s/ Artur Bergman, Per Artur Bergman, Trustee (02/12/2026)
- The Artur Bergman Remainder Trust One DTD 5/2/2019: /s/ Ron Templeton, Jr., Bryn Mawr Trust Company of Delaware, Trustee, Senior Trust Officer (02/12/2026)
- The Artur Bergman Remainder Trust Three DTD 5/2/2019: /s/ Ron Templeton, Jr., Bryn Mawr Trust Company of Delaware, Trustee, Senior Trust Officer (02/12/2026)
- The Per Artur Bergman Grantor Retained Annuity Trust No. 3: /s/ Artur Bergman, Per Artur Bergman, Trustee (02/12/2026)
- The Per Artur Bergman Grantor Retained Annuity Trust No. 4: /s/ Artur Bergman, Per Artur Bergman, Trustee (02/12/2026)
- The PAB 2021 Remainder Trust: /s/ Ron Templeton, Jr., Bryn Mawr Trust Company of Delaware, Trustee, Senior Trust Officer (02/12/2026)